SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 65)*

                               NL INDUSTRIES, INC.
                                (Name of Issuer)

                         Common Stock, $0.125 par value
                         (Title of Class of Securities)

                                   629156 40 7
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 14, 2002
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Tremont Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    10,215,541
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     10,215,541

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      10,215,541

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      20.9%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Tremont Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    10,215,541
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     10,215,541

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      10,215,541

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      20.9%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Tremont Holdings, LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    10,215,541
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     10,215,541

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      10,215,541

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      20.9%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and BK

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                         12,000
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,420,406
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                          12,000

                               10     SHARED DISPOSITIVE POWER

                                                     40,420,406

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,000

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN


                                AMENDMENT NO. 65
                                 TO SCHEDULE 13D

     This amended statement on Schedule 13D (this "Statement") relates to the common stock, $0.125 par value per share (the "Shares"), of NL Industries, Inc., a New Jersey corporation (the "Company"). Items 2, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below. The Reporting Persons (as defined below) are filing this Statement as a result of the Company's purchases of Shares, which purchases have increased the percentage of outstanding Shares the Reporting Persons own.

Item 2.  Identity and Background.

     Item 2 is amended and restated as follows:

     (a) This Statement is filed (i) by Tremont Corporation ("Tremont") and Valhi, Inc. ("Valhi") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of Tremont or Valhi (as described below in this Statement), by Tremont Group, Inc. ("TGI"), Tremont Holdings, LLC ("TRE Holdings"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), by Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     Valhi and Tremont are the direct holders of approximately 61.6% and 20.9%, respectively, of the 48,932,184 Shares outstanding as of January 14, 2002 according to information provided by the Company (the "Outstanding Shares"). Together, Valhi and Tremont may be deemed to control the Company. TGI, TRE Holdings and Valhi are the holders of approximately 80.0%, 0.1% and 0.1%, respectively, of the outstanding shares of common stock of Tremont and together may be deemed to control Tremont. Valhi and TRE Holdings are the direct holders of 80.0% and 20.0%, respectively, of the outstanding common stock of TGI. Together Valhi and TRE Holdings may be deemed to control TGI. The Company is the sole member of TRE Holdings and may be deemed to control TRE Holdings. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 81.7%, 9.5%, 2.1%, 0.5%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is also the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The Foundation directly holds approximately 0.5% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2,
(ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     The CMRT directly holds approximately 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     Valmont Insurance Company ("Valmont") and a subsidiary of the Company directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont and the subsidiary of the Company own as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board and chief executive officer of TGI, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran. Mr. Simmons is also chairman of the board of the Company and a director of Tremont.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct owner of 69,475 Shares and 77,000 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

     (b) The principal office of Tremont is 1999 Broadway, Suite 4300, Denver, Colorado 80202. The principal offices of TRE Holdings are located at Two Greenspoint Plaza, 16825 Northchase Drive, Suite 1200, Houston, Texas 77060. The principal offices of TGI, Valhi, VGI, National, NOA, Dixie Holding, Contran, the CMRT and the Foundation are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The principal office of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal office of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

     (c) Tremont is principally engaged through the Company in the production of titanium dioxide pigments and through other companies in the production of titanium metal products and in real estate development.

     TGI is engaged in holding shares of Tremont common stock. TRE Holdings is engaged in holding shares of TGI and Tremont common stock.

     In addition to activities engaged in through Tremont, the Company and the companies they may be deemed to control, Valhi is engaged through other companies in the ergonomic computer support systems, precision ball bearing slides, security products and waste management industries.

     In addition to activities engaged in through Valhi and the other companies it may be deemed to control, as described above, and in addition to holding the securities described above, (i) VGI is engaged in holding notes receivable; (ii) National is engaged in holding notes receivable and, directly or through other companies, in real estate, oil and gas activities and the rental and sales of compressors and related products; (iii) Dixie Holding is engaged in holding preferred stock of Contran; (iv) NOA is engaged in real estate and holding notes receivable; (v) Dixie Rice is engaged in land management, agriculture and oil and gas activities; (vi) Southwest is engaged in land management, agriculture and oil and gas activities; and (vii) Contran is engaged through other companies in the production of, among other things, steel rod, wire and wire products.

     The CMRT is a trust Valhi established to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. The employee benefit plans the trusts participating in the CMRT fund are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The  Foundation  is  a  tax-exempt   foundation  organized  for  charitable
purposes.

     (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Contran, Dixie Holding, National, Valhi, TGI and Tremont are Delaware corporations. TRE Holdings is a Delaware limited liability company. VGI is a Nevada corporation. NOA is a Texas corporation and the Foundation is a Texas non-profit corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 4.  Purpose of Transaction.

     No change to Item 4 except for the following:

     Certain of the persons named in Schedule B to this Statement,  namely David
B. Garten, Robert D. Hardy, J. Landis Martin, Thomas P. Stafford, Harold C. Simmons, Glenn R. Simmons and Steven L. Watson are directors or officers of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended as follows:

     (a) Valhi, Tremont, Harold C. Simmons' spouse and Harold C. Simmons are the direct beneficial owners of 30,135,390, 10,215,541, 69,475 and 4,000 Shares, respectively. In addition, Harold C. Simmons holds stock options exercisable for 8,000 Shares, all of which stock options will vest within 60 days of the filing of this Statement.

     By virtue of the relationships described under Item 2 of this Statement:

               (1) Tremont, TGI and TRE Holdings may each be deemed to be the beneficial owner of the 10,215,541 Shares (approximately 20.9% of the Outstanding Shares) directly held by Tremont;

               (2) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to be the beneficial owner of the 40,350,931 Shares (approximately 82.5% of the Outstanding Shares) directly held by Valhi and Tremont; and

               (3) Harold C. Simmons may be deemed to be the beneficial owner of the 40,432,406 Shares (approximately 82.6% of the Outstanding Shares) directly held by Valhi, Tremont, Mr. Simmons' spouse and himself and including the 8,000 Shares that Mr. Simmons can acquire by exercise of stock options (all of which stock options will vest within 60 days of the filing of this Statement).

     Mr. Simmons disclaims beneficial ownership of all Shares, except the 4,000 Shares that he holds directly and the 8,000 Shares that Mr. Simmons can acquire by exercise of stock options within 60 days of the filing of this Statement.

     The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Statement.

     (b) By virtue of the relationships described in Item 2:

               (1) Tremont, TGI and TRE Holdings may each be deemed to share the power to vote and direct the disposition of the 10,215,541 Shares that Tremont directly holds;

               (2) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 40,350,931 Shares that Valhi and Tremont directly hold;

               (3) Harold C. Simmmons may be deemed to share the power to vote and direct the disposition of the 40,420,406 Shares that Valhi, Tremont and Mr. Simmons' spouse directly hold; and

               (4) Harold C. Simmmons may be deemed to have the sole power to vote and direct the disposition of the 4,000 Shares that he holds directly and the 8,000 shares that he can acquire pursuant to the exercise of stock options (all of which stock options will vest within 60 days of the filing of this Statement).

     (d) Each of Valhi, Tremont, Harold C. Simmons' spouse and Harold C. Simmons has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares that such entity or person directly holds.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is amended as follows:

     As of November 6, 1998, Valhi entered into a Credit Agreement (the "Valhi Credit Facility") among Valhi, Comerica Bank ("Comerica"), U.S. Bank National Association ("U.S. Bank") and Societe Generale, Southwest Agency ("SoGen," and collectively with Comerica and U.S. Bank, the "Banks"), for itself and as the administrative agent, issuing bank and arranger. The Banks committed to loan to Valhi under the Valhi Credit Facility up to an aggregate of $50 million. The maximum amount that Valhi could borrow under the Valhi Credit Facility could be increased to a maximum of $100 million, if and when additional participating banks committed to loan additional amounts to Valhi under the Valhi Credit Facility.

     As of November 5, 1999, Valhi and the Banks entered into a First Amendment Agreement extending the maturity date of the Valhi Credit Facility to November 3, 2000. As of November 3, 2000, Valhi and the Banks entered into a Second Amendment Agreement providing for, among other things:

          (a) U.S. Bank National Association ("U.S. Bank") replacing SoGen as agent, issuing bank and arranger of the Valhi Credit Facility;

          (b)  SoGen withdrawing from the Valhi Credit Facility;

          (c) The aggregate principal amount that Valhi could borrow under the Valhi Credit Facility being reduced to $40 million, with the ability to add commitments from current or new banks up to an aggregate principal amount of $100 million; and

          (d) The maturity date being extended from November 3, 2000 to November 2, 2001.

     As of December 1, 2000, Texas Capital Bank joined the Valhi Credit Facility and the aggregate principal amount Valhi could borrow under the Valhi Credit Facility was increased to $45 million.

     As of November 2, 2001, Valhi and the Banks entered into a Third Amendment Agreement extending the maturity date of the Valhi Credit Facility to November 1, 2002 and increasing the aggregate principal amount Valhi could borrow under the Valhi Credit Facility to $55 million.

     As of January 15, 2002, PNB Financial Bank joined the Valhi Credit Facility and the aggregate principal amount Valhi could borrow under the Valhi Credit Facility was increased to $70 million.

     Borrowings under the Valhi Credit Facility bear interest (i) for base rate borrowings, at the rate announced publicly from time to time by U.S. Bank as its prime rate or 0.50% over the federal funds rate or (ii) for eurodollar borrowings, at a rate of 1.5% over the relevant rate (adjusted for statutory reserve requirements for eurodollar liabilities) at which deposits in U.S. dollars are offered to U.S. Bank's London office in the interbank eurodollar market (the one, two, three or six month rate at Valhi's option). Valhi's obligations under the Valhi Credit Facility are collateralized by certain Shares. As of January 11, 2002, Valhi had borrowed $35.0 million under the Valhi Credit Facility and had pledged 29,974,610 Shares (61.3% of the Outstanding Shares) under the Valhi Credit Facility. The aggregate amount that Valhi could borrow under the Valhi Credit Facility is limited to one-third of the fair market value of the pledged Shares. The foregoing summary of the Valhi Credit Facility is qualified in its entirety by reference to Exhibits 1, 2, 3, 4, 5 and 6 to this Statement.

     The information included in Item 4 of this Statement is hereby incorporated herein by reference.

     Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Item 7 is amended and restated as follows:

Exhibit 1 Credit Agreement dated as of November 6, 1998 among Valhi, Inc., the financial institutions from time to time that are a party thereto (the "Banks") and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 1 to Amendment No. 59 to this Statement).

Exhibit 2 First Amendment Agreement dated as of November 5, 1999 among Valhi, Inc., the Banks and Societe Generale, Southwest Agency, as the administrative agent of the banks (incorporated by reference to Exhibit 2 to Amendment No. 60 to this Statement).

Exhibit 3 Second Amendment Agreement dated as of November 3, 2000 among Valhi, Inc., the Banks and U.S. Bank National Association as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 3 to Amendment No. 15 to the Schedule 13D filed on October 24, 2000 with the Securities and Exchange Commission by Tremont Holdings, LLC, NL Industries, Inc., Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, the Harold Simmons Foundation, Inc., The Combined Master Retirement Trust and Harold C. Simmons with respect to the common stock, par value $1.00 per share, of Tremont Corporation).

Exhibit 4 Form of Accession Agreement dated as of December 1, 2000 among Valhi, Inc., the Banks and U.S. Bank National Association, as the administrative agent of the banks, and the related promissory note in the original principal amount of $5.0 million payable to the order of Texas Capital Bank (incorporated by reference to Exhibit 4 to Amendment No. 63 to this Statement).

Exhibit 5*          Third  Amendment  Agreement  dated as of November 2, 2001
                    among  Valhi,   Inc.,  the  Banks  and  U.S.  Bank  National
                    Association as the administrative agent, issuing bank and arranger.

Exhibit 6* Form of Accession Agreement dated as of January 15, 2002 among Valhi, Inc., the Banks and U.S. Bank National Association, as the administrative agent of the banks, and the related promissory note in the original principal amount of $15.0 million payable to the order of PNB Financial Bank.

----------

*        Filed herewith.



                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 24, 2002




                                        /s/ Harold C. Simmons
                                        --------------------------------
                                        Harold C. Simmons
                                        Signing  in the  capacities  listed
                                        on  Schedule  "A"  attached  hereto  and
                                        incorporated herein by reference.


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 24, 2002




                                        /s/ J. Landis Martin
                                        --------------------------------
                                        J. Landis Martin
                                        Signing  in  the  capacity   listed
                                        on  Schedule  "A"  attached  hereto  and
                                        incorporated herein by reference.


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 24, 2002





                                        /s/ Steven L. Watson
                                        --------------------------------
                                        Steven L. Watson
                                        Signing  in the  capacities  listed
                                        on  Schedule  "A"  attached  hereto  and
                                        incorporated herein by reference.


                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.


J. LANDIS MARTIN, as president of:

TREMONT CORPORATION
TREMONT HOLDINGS, LLC


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT GROUP, INC.
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B

     Schedule B is hereby amended and restated as follows:

     The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Tremont Corporation ("Tremont"), Tremont Group, Inc. ("TGI"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi"), and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

             Name                                                        Present Principal Occupation
-----------------------------                             -----------------------------------------------------------
Susan E. Alderton (1)                                     Director of Tremont.

Eugene K. Anderson                                        Vice president of Contran,  Dixie Holding, Dixie Rice, NOA,
                                                          National,  Southwest,  TGI, VGI and Valhi; and treasurer of the Foundation.

Thomas E. Barry (2)                                       Vice president for executive affairs at Southern  Methodist
                                                          University  and  professor of marketing in the Edwin L. Cox
                                                          School of Business at Southern Methodist University;  and a
                                                          director of Valhi.

Richard J. Boushka (3)                                    Principal  of  Boushka  Properties,  a  private  investment firm; and a director of Tremont.

Norman S. Edelcup (4)                                     Senior  vice  president  business  development  of  Florida
                                                          Savings  Bancorp;  director  of Valhi;  and  trustee of the
                                                          Baron Funds, a mutual fund group.

Lisa Simmons Epstein                                      Director and president of the Foundation.

David B. Garten (5)                                       Vice  president,  general  counsel  and  secretary  of  the
                                                          Company;  and  vice  president  and  secretary  of  Tremont
                                                          Holdings, LLC ("TRE Holdings").

Edward J. Hardin (6)                                      Partner  of the law  firm of  Rogers &  Hardin  LLP;  and a director of Valhi.

Robert D. Hardy (5)                                       Vice  president,  chief  financial  officer,  treasurer and
                                                          controller   of  the  Company;   and  vice   president  and
                                                          controller of TRE Holdings.

J. Mark Hollingsworth                                     Vice  president  and  general  counsel  of  Contran,  Dixie
                                                          Holding,  Dixie Rice, NOA,  National,  Southwest,  TGI, VGI
                                                          and  Valhi;  general  counsel  of  the  Foundation,   CompX
                                                          International  Inc., a manufacturer  of ergonomic  computer
                                                          support   systems,   precision   ball  bearing  slides  and
                                                          security  products that is affiliated with Valhi ("CompX"), and The Combined  Master  Retirement  Trust,  a trust Valhi established to permit the  collective  investment by master
                                                          trusts  that  maintain  the  assets  of  certain   employee
                                                          benefit  plans  Valhi  and  related  companies  adopt  (the
                                                          "CMRT");   and   acting   general   counsel   of   Keystone
                                                          Consolidated Industries, Inc. ("Keystone"),  a manufacturer of steel rod,  wire and wire  products  that is  affiliated with Contran.

Keith A. Johnson                                          Controller of the Foundation.

William J. Lindquist                                      Director  and  senior  vice  president  of  Contran,  Dixie
                                                          Holding,  NOA,  National,  TGI and  VGI;  and  senior  vice president of Dixie Rice, Southwest and Valhi.

A. Andrew R. Louis                                        Secretary of Contran,  CompX,  Dixie  Holding,  Dixie Rice,
                                                          NOA, National, Southwest, TGI, VGI and Valhi.

Kelly D. Luttmer                                          Tax director of Contran,  CompX, Dixie Holding, Dixie Rice,
                                                          NOA, National, Southwest, TGI, VGI and Valhi.

J. Landis Martin (7)                                      President,  chief  executive  officer and a director of the
                                                          Company; president of TRE Holdings;  chairman of the board, president  and  chief  executive  officer  of  Tremont  and
                                                          Titanium Metals Corporation,  a producer of titanium metals products that is affiliated with Tremont ("TIMET").

Andrew McCollam, Jr. (8)                                  President  and a director of  Southwest;  director of Dixie
                                                          Rice; and a private investor.

Harold M. Mire (9)                                        Vice president of Dixie Rice and Southwest.

Robert E. Musgraves (7)                                   Executive vice president and general counsel of TIMET;  and vice president, general counsel and secretary of Tremont.

Bobby D. O'Brien                                          Vice  president,  treasurer and director of Dixie  Holding,
                                                          NOA,  National and VGI;  vice  president  and  treasurer of
                                                          Contran,  Dixie Rice, TGI and Valhi;  and vice president of
                                                          Southwest.

Glenn R. Simmons                                          Vice chairman of the board of Contran,  Dixie Holding, NOA,
                                                          National,  TGI,  VGI and  Valhi;  chairman  of the board of
                                                          CompX and Keystone;  director and executive  vice president of  Southwest  and  Dixie  Rice;  and  a  director  of  the
                                                          Company, Tremont and TIMET.

Harold C. Simmons                                         Chairman  of the  board  and  chief  executive  officer  of
                                                          Contran,  Dixie Holding,  Dixie Rice, the Foundation,  NOA,
                                                          National,  Southwest,  TGI, VGI and Valhi;  chairman of the board of the Company;  director of Tremont; and trustee and member of the trust investment committee of the CMRT.

Richard A. Smith (9)                                      Director and vice president of Dixie Rice.

Thomas P. Stafford (10)                                   Co-founder   of  Stafford,   Burke  and  Hecker,   Inc.,  a
                                                          consulting  company;  director of the Company,  Tremont and
                                                          TIMET;  and a director of CMI Corporation and The Wackenhut
                                                          Corp.

Avy H. Stein (11)                                         Managing  partner of Willis,  Stein &  Partners,  a private equity investment firm; and a director of Tremont.

Gregory M. Swalwell                                       Vice  president and  controller of Contran,  Dixie Holding,
                                                          NOA,  National,  TGI, VGI and Valhi;  and vice president of
                                                          Dixie Rice and Southwest.

J. Walter Tucker, Jr. (12)                                President,  treasurer  and a director  of Tucker & Branham,
                                                          Inc.,  a  mortgage  banking,   insurance  and  real  estate
                                                          company;   vice  chairman  of  the  board  of  Keystone;  a
                                                          director  of Valhi;  and a member  of the trust  investment committee of the CMRT.

Mark A. Wallace (7)                                       Executive  vice  president,  chief  financial  officer  and treasurer of TIMET;  and vice  president,  chief  financial officer and treasurer of Tremont.

Steven L. Watson                                          Director and  president of Contran,  Dixie  Holding,  Dixie
                                                          Rice,  NOA,  National,  TGI,  VGI and Valhi;  director  and executive  vice  president  of  Southwest;  director,  vice president and secretary of the  Foundation;  and a director of the Company, Tremont and TIMET.

----------

(1) The principal business address for Ms. Alderton is 70 East 55th Street, 8th Floor, New York, New York 10022.

(2) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(3) The principal business address for Mr. Boushka is 7701 East Kellogg, Suite 440, Wichita, Kansas 67207.

(4) The principal business address for Mr. Edelcup is 8181 Southwest 117th Street, Pinecrest, Florida 33156.

(5) The principal business address for Messrs. Garten and Hardy is Two Greenspoint Plaza, 16825 Northchase Drive, Suite 1200, Houston, Texas 77060.

(6) The principal business address for Mr. Hardin is 229 Peachtree Street, N.E., Suite 2700, Atlanta, Georgia 30303.

(7) The principal business address for Messrs. Martin, Musgraves and Wallace is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

(8) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(9) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(10) The principal business address for Gen. Stafford is 1006 Cameron Street, Alexandria, Virginia 22314.

(11) The principal business address for Mr. Stein is 227 West Monroe St., Suite 4300, Chicago, Illinois 60606.

(12) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.



                                   SCHEDULE C

     Schedule C is hereby amended and restated as follows:

     Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to own personally and beneficially Shares, as outlined below:

                                                           Shares                Options
                       Name                                 Held                Held (1)                Total
            --------------------------                  -----------            -----------       -----------
Susan E. Alderton (2)                                        54,294                  93,000              147,294

Eugene K. Anderson                                              -0-                     -0-                  -0-

Thomas E. Barry                                                 -0-                     -0-                  -0-

Richard J. Boushka                                              -0-                     -0-                  -0-

Norman S. Edelcup                                               -0-                     -0-                  -0-

Lisa Simmons Epstein                                          1,000                     -0-                1,000

David B. Garten (3)                                          22,335                 129,000              151,335

Edward J. Hardin                                                -0-                     -0-                  -0-

Robert D. Hardy (4)                                          16,344                  73,000               89,344

J. Mark Hollingsworth (5)                                       500                     -0-                  500

Keith A. Johnson                                                -0-                     -0-                  -0-

William J. Lindquist                                            -0-                     -0-                  -0-

A. Andrew R. Louis                                              -0-                     -0-                  -0-

Kelly D. Luttmer                                                -0-                     -0-                  -0-

J. Landis Martin                                             26,000                 310,600              336,600

Andrew McCollam, Jr.                                            -0-                     -0-                  -0-

Harold M. Mire                                                  -0-                     -0-                  -0-

Robert E. Musgraves                                             -0-                     -0-                  -0-

Bobby D. O'Brien                                                -0-                     -0-                  -0-

Glenn R. Simmons                                              2,000                   8,000               10,000

Harold C. Simmons (6)                                         4,000                   8,000               12,000

Richard A. Smith                                                -0-                     -0-                  -0-

Thomas P. Stafford                                            2,000                   4,000                6,000

Avy H. Stein                                                    -0-                     -0-                  -0-

Gregory M. Swalwell                                             -0-                     -0-                  -0-

J. Walter Tucker, Jr.                                           -0-                     -0-                  -0-

Mark A. Wallace                                                 -0-                     -0-                  -0-

Steven L. Watson                                              5,000                   2,000                7,000

----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) Includes 13,137 Shares credited to Ms. Alderton's account under the NL Industries, Inc. Retirement Savings Plan (the "Savings Plan").

(3)  Comprises 22,335 Shares held by Mr. Garten and his wife as joint tenants.

(4)  Includes 16,344 shares held by Mr. Hardy and his wife as joint tenants.

(5) Comprises 500 Shares Mr. Hollingsworth holds in his individual retirement account.

(6) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares as described in Item 5 of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares except for the 4,000 Shares that he holds directly and the 8,000 Shares that Mr. Simmons can acquire by exercise of stock options (all of which vest within 60 days of the date of the Statement).

                                  EXHIBIT INDEX


Exhibit 1 Credit Agreement dated as of November 6, 1998 among Valhi, Inc., the financial institutions from time to time that are a party thereto (the "Banks") and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 1 to Amendment No. 59 to this Statement).

Exhibit 2 First Amendment Agreement dated as of November 5, 1999 among Valhi, Inc., the Banks and Societe Generale, Southwest Agency, as the administrative agent of the banks (incorporated by reference to Exhibit 2 to Amendment No. 60 to this Statement).

Exhibit 3 Second Amendment Agreement dated as of November 3, 2000 among Valhi, Inc., the Banks and U.S. Bank National Association as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 3 to Amendment No. 15 to the Schedule 13D filed on October 24, 2000 with the Securities and Exchange Commission by Tremont Holdings, LLC, NL Industries, Inc., Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, the Harold Simmons Foundation, Inc., The Combined Master Retirement Trust and Harold C. Simmons with respect to the common stock, par value $1.00 per share, of Tremont Corporation).

Exhibit 4 Form of Accession Agreement dated as of December 1, 2000 among Valhi, Inc., the Banks and U.S. Bank National Association, as the administrative agent of the banks, and the related promissory note in the original principal amount of $5.0 million payable to the order of Texas Capital Bank (incorporated by reference to Exhibit 4 to Amendment No. 63 to this Statement).

Exhibit 5*          Third  Amendment  Agreement  dated as of November 2, 2001
                    among  Valhi,   Inc.,  the  Banks  and  U.S.  Bank  National
                    Association as the administrative agent, issuing bank and arranger.

Exhibit 6* Form of Accession Agreement dated as of January 15, 2002 among Valhi, Inc., the Banks and U.S. Bank National Association, as the administrative agent of the banks, and the related promissory note in the original principal amount of $15.0 million payable to the order of PNB Financial Bank.

----------

*        Filed herewith.